Goldfarb, Levy, Eran, Meiri & Co.
Law Offices

October 25, 2006

Via EDGAR Transmission
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Tender Offer Statement on Schedule TO

Ladies and Gentlemen:

        On behalf of Discount Investment Corporation Ltd., an Israeli company (“Discount”), enclosed for filing is a Tender Offer Statement on Schedule TO (including all exhibits thereto) that relates to the offer (the “Offer”) by Discount to purchase up to 4,440,000 outstanding ordinary shares, par value NIS 0.003 per share, of Elron Electronic Industries Ltd. for $12.00 per share in cash.

        A wire in the amount of $6,450.00 was transmitted to the account of the Securities and Exchange Commission (“SEC”) in Mellon Bank (SEC/AC- 910-8739/WRE) on October 23, 2006 to cover a filing fee of $5,700.96.

        If you require additional information, please do not hesitate to contact the undersigned at +972-3-608-9989 or Mr. Daniel E. Wolf of Skadden, Arps, Slate, Meagher & Flom LLP, Discount’s special U.S. legal counsel, at 212-735-3688.

Very truly yours, /s/ Ido Zemach —————————————— Ido Zemach, Adv.

(enclosures)

cc:	Discount Investment Corporation Ltd. National Association of Securities Dealers, Inc. Daniel E. Wolf (Skadden, Arps, Slate, Meagher & Flom LLP)

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